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Exhibit 4.(c)
                                           [LOGO] PACIFIC LIFE
                                                  Pacific Life Insurance Company
                                                  700 Newport Center Drive
                                                  Newport Beach, CA 92660

                       403(b) TAX-SHELTERED ANNUITY RIDER

This rider is a part of the Contract to which it is attached by PL (the "Contract").

The Contract is hereby modified as specified below to qualify as a Tax-Sheltered Annuity ("TSA") under Code Section 403(b).

The provisions of this rider will take precedence over any contrary provisions of the Contract.

A.       DEFINITIONS

ADD-IN AMOUNT - Any amount added by PL to the Contract Value on the Notice Date to set the Contract Value equal to the death benefit proceeds that would have been payable to the Owner's surviving spouse, when such spouse is the deemed sole Designated Beneficiary of the death benefit under part D below.

ANNUITANT - is an individual named as a measuring life for periodic payments under this Contract.

ANNUITY START DATE - The date shown in the Contract Specifications, or the date you have most recently elected under the Contract, if any, for the start of annuity payments if the Annuitant is still living and the Contract is in force; or if earlier, the date that annuity payments actually begin.

CODE - is the Internal Revenue Code of 1986, as amended.

DESIGNATED BENEFICIARY - is an individual designated as a beneficiary by the Owner.

NOTICE DATE - The day on which PL receives, in a form satisfactory to PL, proof of death and instructions satisfactory to PL regarding payment of death benefit proceeds.

OWNER OR YOU - is the Owner of the Contract.

QUALIFIED PLAN - is any tax-qualified retirement plan whose terms govern this Contract as a TSA.

REGULATION - is a regulation issued or proposed pursuant to the Code.

REQUIRED BEGINNING DATE - is April 1 of the calendar year following the year in which the Annuitant reaches age 70 1/2.

SURVIVING SPOUSE - is the surviving spouse of a deceased Owner.

TSA - is a tax-sheltered annuity under Code Section 403(b).

B.       TAX-SHELTERED ANNUITY PROVISIONS

To ensure treatment as a TSA, this Contract will be subject to the requirements of Code Section 403(b), which include the following:

         1. The Annuitant shall at all times be the Owner of the Contract (or its beneficial Owner where a fiduciary is its legal Owner). Such individual Owner's rights under this Contract shall be nonforfeitable, and this Contract shall be for the exclusive benefit of such Owner and his or her beneficiaries.

         2. No benefits under this Contract may be transferred, sold, assigned, or pledged as collateral for a loan, or as security for the performance of an obligation, or for any other purpose, to any


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                  person other than PL, except as permitted in the case of a transfer or distribution pursuant to a qualified domestic relations order referred to in Code Section 414(p).

         3. Premiums paid pursuant to a salary reduction agreement and applied to this Contract under a "plan" (within the meaning of Code Section 403(b)) are subject to the annual limitation on "elective deferral" contributions under Code Section 401(a)(30) and Section 402(g)(1) for the applicable year.

         4. Premiums applied to this Contract which exceed the applicable "exclusion allowance" (within the meaning of Code Section 403(b)(2)) may not be excludable from gross income.

         5. If the Owner is married on the Annuity Start Date, a joint and survivor annuity for the Owner and his or her spouse will be selected automatically as a settlement option as of such date if no other option has been timely and validly elected as of such date.

         6. Distributions attributable to premiums made pursuant to a salary reduction agreement may be made only when the Owner attains age 59 1/2, separates from service, dies, becomes "disabled" (within the meaning of Code Section 72(m)(7)), or incurs a hardship. A distribution made due to a hardship is limited to premiums and may not include income thereon.

         7. This Contract and all distributions made under it are subject to the minimum distribution and incidental death benefit rules of Code Section 401(a)(9) and the Regulations thereunder and shall comply with such rules. Accordingly:

                  (a) The entire interest under the Contract shall be distributed to the Owner:

                           (i) Not later than April 1 next following the close of the calendar year in which the Owner attains age 70 1/2 (the "Required Beginning Date"), or

                           (ii) Commencing not later than the Required Beginning Date, over the Owner's life or over the lives of the Owner and his or her Designated Beneficiary (or over a period not extending beyond the Owner's life expectancy or the joint and last survivor life expectancy of the Owner and his or her Designated Beneficiary).

                  (b) For purposes of this Section 7, life expectancy is computed by use of the expected return multiples in Tables V and VI of Regulation Section 1.72-9. Unless otherwise elected by the Owner by the Required Beginning Date, life expectancy for the Owner shall be recalculated annually, but shall not be recalculated annually for any spouse Designated Beneficiary. Any election by the Owner to recalculate (or not) the life expectancy of the Owner or of a spouse Designated Beneficiary shall be irrevocable and shall apply to all subsequent years. The life expectancy of a non-spouse Designated Beneficiary may not be recalculated. Instead where the life expectancy of a Designated Beneficiary (or Owner) is not recalculated annually, such a life expectancy shall be calculated using the attained age of such Beneficiary (or Owner) during the calendar year in which the Owner attains age 70 1/2, and payments for subsequent years shall be calculated based on such life expectancy reduced by one year for each calendar year which has elapsed since the calendar year life expectancy was first calculated.

                  (c) The method of distribution selected also shall comply with the "minimum distribution incidental benefit" or "MDIB" rule of Code Section 401(a)(9) and proposed Regulation Section 1.401(a)(9)-2. This MDIB rule includes the following requirements:

                           (i) if the Owner's only Designated Beneficiary is the spouse, the minimum amount that must be distributed in a distribution calendar year is the amount determined under the regular minimum distribution requirements in this Section 7;


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                           (ii)     if distributions are not made as
                                    substantially equal annuity payments under an annuity contract that has been purchased on or before the Owner's Required Beginning Date and if the Owner's spouse is not the only Designated Beneficiary, the minimum amount that must be distributed in a distribution calendar year is the quotient obtained by dividing the Owner's entire interest by the applicable divisor specified in proposed Regulation Section 1.401(a)(9)-2, Q & A-4; or

                           (iii) if distribution is being made under an annuity contract with substantially equal annuity payments that has been purchased on or before the Owner's Required Beginning Date and if the owner's spouse is not the only Designated Beneficiary, the minimum amount that must be distributed is determined as follows:

                                    (A)     Period certain annuity without a
                                            life contingency: The period certain
                                            may not exceed the maximum period
                                            specified in proposed Regulation
                                            Section 1.401(a)(9)-2, Q & A-5;

                                    (B)     Life annuity or a joint and survivor
                                            annuity: A life annuity on the
                                            Owner's life which satisfies the
                                            regular minimum distribution
                                            requirements satisfies the MDIB
                                            rule. The periodic annuity payment
                                            to the survivor under a joint and
                                            survivor annuity may not exceed the
                                            applicable percentage of the annuity
                                            payment to the Owner, as provided in
                                            proposed Regulation Section
                                            1.401(a)(9)-2, Q & A-6(b); or

                                    (C)     Life annuity with period certain:
                                            The distribution must satisfy the
                                            requirements for a single life (or
                                            joint and survivor) annuity, and the
                                            period certain may not exceed the
                                            period determined for non-annuity
                                            distributions, as provided in
                                            proposed Regulation Section
                                            1.401(a)(9)-2, Q & A-6(c).

                  (d) Required annuity payments must be made at intervals of no longer than one year and may not be in increasing amounts, except as allowed by proposed Regulation Section 1.401(a)(9)-1, Q & A, F-3.

                  (e) Only a method of distribution offered by PL that satisfies the conditions set out in this Section 7 may be selected. You must make this selection before the end of the calendar year in which You attain age 70 1/2.

         8. On the death of the Owner, distributions shall be made in accordance with the annuity options described in this Contract. Selection of an annuity option which does not satisfy the conditions of this Section shall not be permitted.

                  (a) If the Owner dies before distribution of his or her interest in the Contract has begun in accordance with paragraph 7(b) above, the entire Interest shall be distributed by December 31st of the fifth calendar year which follows the year of the Owner's death except to the extent that paragraph 8(b) below applies or: (i) such Interest is paid over a period not exceeding the lifetime, or the life expectancy, of the Designated Beneficiary; and (ii) payments begin by December 31st of the calendar year which follows the year of the Owner's death.

                  (b) To the extent that the Designated Beneficiary of the Owner's interest is the Surviving Spouse, such spouse may elect to receive payments over the life or life expectancy of such spouse commencing at any date prior to the later of: (i) December 31 of the calendar year immediately following the calendar year in which the Owner died; and (ii) December 31 of the calendar year in which the Owner would have attained age 70 1/2. Such election must be made no later than the earlier of December 31 of the calendar


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                           year containing the fifth anniversary of the Owner's
                           death or the date distributions are required to begin pursuant to the preceding sentence. Such Surviving Spouse may accelerate these payments at any time, i.e., increase the frequency or amount of such payments.

                  (c) For purposes of this Section 8, life expectancy is computed by use of the expected return multiples in Tables V and VI of Regulation Section 1.72-9. For purposes of distributions beginning after the Owner's death, unless otherwise elected by the Surviving Spouse by the time distributions are required to begin, such spouse's life expectancy shall not be recalculated annually. Such election shall be irrevocable as to such spouse and shall apply to all subsequent years. In such a case of non-recalculation for the Surviving Spouse and in the case of any other Designated Beneficiary, life expectancies shall be calculated using the attained age of such Beneficiary during the calendar year in which distributions are required to begin pursuant to this Section, and payments for any subsequent calendar year shall be calculated based on such life expectancy reduced by one year for each calendar year which has elapsed since the calendar year which has elapsed since the calendar year life expectancy was first calculated.

                  (d) Any amount paid to a minor child of the Owner shall be treated as if it had been paid to the Surviving Spouse if the remainder of the interest becomes payable to such spouse when the child reaches the age of majority.

                  (e) If the Owner dies after distribution of his or her interest in the Contract has begun in accordance with paragraph 7(b) above but before his or her entire interest has been distributed, the remaining interest shall be distributed at least as rapidly as under the method of distribution being used immediately prior to the Owner's death.

                  (f) Distributions under this Section 8 are considered to have begun if distributions are made on account of the Owner reaching the Required Beginning Date or if prior to the Required Beginning Date distributions irrevocably commence to an individual over a period permitted, and in an annuity form acceptable, under proposed Regulation Section 1.401(a)(9)-2.

         9. PL shall furnish annual calendar year reports concerning the status of this Contract.

         10. If the Owner or Annuitant is eligible to receive a distribution from this Contract that qualifies as an "eligible rollover distribution" (within the meaning of Code Section 402(f)(2)(A)) and elects to have such distribution paid directly to an "eligible retirement plan" (within the meaning of Code Section 402(c)), such distribution shall be paid directly to such eligible retirement plan. PL may establish reasonable administrative rules applicable to such direct rollovers or direct transfers.

C.       TAX QUALIFICATION PROVISIONS

This rider is intended to qualify the Contract as a TSA under Code Section 403(b) for federal income tax purposes. To that end, the provisions of this rider and the Contract (including any other rider or endorsement) shall be interpreted to ensure or maintain such tax qualification, despite any other provision to the contrary. PL reserves the right to amend this rider or the Contract to comply with any future changes in the Code or any regulations, rulings or other published guidance under the Code, or to reflect any clarifications that may be needed or are appropriate to maintain such tax qualification, without consent (except for the states of Michigan, Oregon, Pennsylvania, South Carolina and Washington, where affirmative consent is required). PL shall provide the Owner with a copy of any such amendment.


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D.       SPOUSAL CONTINUATION PROVISIONS

If the Owner dies before the Annuity Start Date and the Surviving Spouse is deemed the sole Designated Beneficiary of the death benefit, the Surviving Spouse shall become the Owner and Annuitant effective on the date of death of the deceased Owner, unless such treatment is inconsistent with the death benefit payment option that has been elected as of the Notice Date.

         1. On the Notice Date, if the Surviving Spouse is deemed to have continued or rolled over this Contract by becoming the Owner and Annuitant thereof, PL shall set the Contract Value equal to the death benefit proceeds that would have been payable to the Surviving Spouse as the deemed sole Designated Beneficiary of the death benefit, and no such proceeds shall be paid to the Surviving Spouse. The amount by which the death benefit proceeds payable exceeds the Contract Value shall be added to the Contract Value in the form of an Add-In Amount on the Notice Date. There will be no adjustment to the Contract Value if the Contract Value is equal to the death benefit proceeds payable as of the Notice Date.

         2. The Add-In Amount shall be shall be treated as earnings under the Contract, and shall be allocated among any Investment Options under the Contract in accordance with the current allocation instructions for the Contract.

E.       CONTRACT LOAN PROVISIONS

If your Qualified Plan permits, You may request a loan secured by a portion of your Contract Value ("Contract Debt") after your first Contract Year and before your Annuity Start Date. Adverse tax consequences may result if you fail to meet the repayment requirements of your loan. If the request is received on the 29th, 30th or 31st day of any month, the loan effective date will be the first business day of the following month. Such a failure could result in a withdrawal or a "Deemed Distribution" (described below) that could be considered a currently taxable distribution, and may be subject to federal tax withholding and a federal early withdrawal penalty tax, regardless of when such unpaid amounts are repaid. The tax and other qualified retirement plan rules relating to Contract loans are complex and in many cases unclear. For these reasons, and because the rules vary depending on the individual circumstances of each Contract, PL advises that You consult with a qualified tax adviser before exercising the loan provisions of this Contract.

         1. LOAN PROCEDURES - Your loan request must be submitted on our Loan Request Form. You may submit a loan request at any time after your first Contract Anniversary and before your Annuity Start Date; however, before requesting a new loan, You must wait thirty (30) days after the last payment of a previous loan. If approved, your loan will usually be effective as of the end of the Business Day on which PL receive all necessary documentation in a form satisfactory to us. PL will normally forward proceeds of your loan to You within seven calendar days after the effective date of your loan.

         2. LOAN ACCOUNT - On the effective date of your loan, PL will transfer an amount equal to the principal amount of your loan into an account called the Loan Account. If your Contract has Variable Investment Options, PL will transfer amounts to the Loan Account on a pro rata basis from your Fixed and Variable Investment Options based on your Account Value in each. For a Contract issued under a Qualified Plan that is exempt from the requirements of Title 1 of the Employee Retirement Income Security Act of 1974 ("ERISA"), PL will credit interest on amounts in the Loan Account at an annual rate equal to 3.0%. For a Contract issued under a Qualified Plan that is subject to the requirements of Title 1 of ERISA, PL will credit interest on amounts in the Loan Account at an annual rate that is two percentage points lower than the annual loan interest rate charged on your loan. Interest earned will accrue daily beginning on the day following the effective day of the loan. If your Contract has Variable Investment Options, the interest credited and any loan repayment amounts will be transferred from the Loan Account to your Fixed and Variable Investment Options on a pro rata basis relative to your most recent allocation instructions.


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         3.       LOAN TERMS - You may have only one loan outstanding at any time. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of:

                  (a)      50% of your Contract Value; or

                  (b) $50,000 less your highest outstanding Contract Debt during the 12-month period immediately preceding the effective date of your loan; or

                  (c) if your Contract contains Guaranteed Interest Options ("GIOs"), 100% of your Contract Value, excluding your GIO Value.

                  You should refer to the terms of your particular Qualified Plan for any additional loan restrictions. If You have other loans outstanding pursuant to other tax-qualified retirement plans, the amount You may borrow under this Contract may be further restricted. PL is not responsible for making any determinations (including loan amounts permitted) or any interpretations with respect to your Qualified Plan.

         4. LOAN INTEREST RATE - For a Contract issued under a Qualified Plan that is exempt from the requirements of Title 1 of ERISA, You will be charged interest on your Contract Debt at an annual rate equal to 5%. For a Contract issued under a Qualified Plan that is subject to the requirements of Title 1 of ERISA, You will be charged interest on your Contract Debt at an annual rate, set at the time the loan is made, equal to the higher of 5% or the Moody's Corporate Bond Yield Average-Monthly Average Corporates, as published by Moody's Investors Service, Inc., or its successor, for the most recent available month. If this Moody's Corporate Bond Yield Average-Monthly Average Corporates is no longer available, PL will use a substantially similar average, subject to compliance with applicable state regulations. PL will notify You of the loan interest rate when You make a Contract loan. Interest charged will accrue daily beginning on the day your loan is effective.

         5. REPAYMENT TERMS - You must repay principal and interest of any loan within five years after its effective date. If you have certified to us that your loan proceeds will be used to acquire a principal residence for yourself, You may request a loan for a term of thirty (30) years. In either case, You must repay your loan in full prior to the Annuity Start Date.

                  (a) Your loan, including principal and accrued interest, must be repaid in quarterly installments that are substantially level. An installment will be due each quarter on the date corresponding to your loan effective date, beginning with the first such date following the effective date of your loan. You may, however, repay your entire loan at any time. If You do so, PL will bill You for any accrued interest. Your loan will be considered repaid only when the interest due also has been paid. Subject to any necessary approval of state insurance authorities, PL will treat all payments You send us as purchase payments, unless You specifically indicate that your payment is a loan repayment. To the extent permitted by law, any loan repayments in excess of the amount then due will be applied to the principal balance of your loan. Such repayments will not change the due dates or the periodic repayment amount due for future periods. If a loan repayment is in excess of the principal balance of your loan, any excess repayment will be refunded to You. Repayments received that are less than the amount then due will be returned to You, unless otherwise required by law.

                  (b) If a loan repayment is not made when due, PL will declare the entire remaining loan balance in default. At that time, PL will provide written notification of the amount needed to bring the loan back to the current status. You will have sixty (60) days from the date on which the loan is declared in default (the "grace period") to make the required repayment.

                  (c) If the required repayment is not received by the end of the grace period, the defaulted loan balance plus accrued interest will be repaid by a withdrawal from your Contract


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                           Value to the extent that such value is then eligible
                           for distribution. In order for an amount to be eligible for distribution from a Qualified Plan generally, You must meet one of six triggering events, i.e., attainment of age 59 1/2, separation from service, death, disability, plan termination, or financial hardship. To the extent your Contract Value is not then eligible for distribution, the defaulted loan balance plus accrued interest will be considered a "Deemed Distribution," and any amount of Contract Value needed to repay the Contract Debt will be withdrawn as such amount of Contract Value becomes eligible for distribution. The withdrawal will be subject to any applicable withdrawal charge and tax withholding.

                  (d) If there is a "Deemed Distribution" under your Contract, any future withdrawals will first be applied as repayment of the defaulted Contract Debt, including accrued interest and withdrawal charges and charges for applicable taxes, to the extent allowed by law. Any amounts withdrawn and applied as repayment of Contract Debt will be withdrawn first from your Loan Account and then from any of your Investment Options on a proportionate basis relative to the Account Value in each Investment Option. If You have an outstanding loan that is in default, the defaulted Contract Debt will be considered a withdrawal for the purpose of calculating any death benefit proceeds payable under this Contract.

         6. TAX PROVISIONS - The terms of any loan made pursuant to this rider are intended to qualify for the exception in Code
                  Section 72(p)(2) so that the distribution of the loan proceeds will not constitute a distribution that is taxable to You. To that end, these loan provisions shall be interpreted to ensure and maintain such tax qualification, despite any other provision to the contrary. PL reserves the right to amend this rider or the Contract to comply with any future changes in the Code or any regulations, rulings or other guidance published under the Code or to reflect any clarifications that may be needed or are appropriate to maintain such tax qualification, without consent (except for the states of Michigan, Oregon, Pennsylvania, South Carolina and Washington, where affirmative consent is required). PL shall provide the Owner with a copy of any such amendment.


                         PACIFIC LIFE INSURANCE COMPANY



       /s/ Thomas C. Sutton                           /s/ Audrey L. Milfs
       Chairman and Chief Executive Officer           Secretary


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